UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
MDRNA, Inc.

(Name of Issuer)
Common Stock, $0.006 par value per share

(Title of Class of Securities)
55276N100

(CUSIP Number)
January 13, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
a.	☐ Rule 13d-1(b)

b.	☑ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55276N100

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Iroquois Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,483,781 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,483,781 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,483,781 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Item 1.
(a) Name of Issuer
MDRNA, Inc. (the “Issuer”)
(b) Address of Issuer’s Principal Executive Offices
3830 Monte Villa Parkway
Bothell, Washington 98021
Item 2.
(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship
This Schedule 13G is being filed on behalf of Iroquois Capital Management LLC, a Delaware limited liability company (the “Reporting Person”).
The principal business office of the Reporting Person is 641 Lexington Avenue, 26th Floor, New York, New York 10022.
(d) Title of Class of Securities
Common stock, $0.006 par value per share, of the Issuer (the “Common Stock”)
(e) CUSIP Number
55276N100
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
(a) and (b):
Immediately following the execution of the Securities Purchase Agreement with the Issuer on January 13, 2010 (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 14, 2010), the Reporting Person may be deemed to beneficially own 4,483,781 shares of Common Stock, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.9% of the Common Stock, based on (1) 40,806,941 shares of Common Stock issued and outstanding on January 12, 2010, plus (2) 3,671,971 shares of Common Stock to be issued at the closing of such offering to Iroquois Master Fund Ltd. (“Iroquois Master Fund”) plus (3) 811,810 shares of Common Stock issuable upon exercise of a warrant to be issued to Iroquois Master Fund at the closing of such offering (the “Warrant”). The foregoing excludes (I) 4,502,918 shares of Common Stock issuable upon exercise of other warrants held by Iroquois Master Fund (the “Other Warrants”) because each of the Other Warrants contain a blocker provision under which the holder thereof does not have the right to exercise each of the Other Warrants to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.99% of the Common Stock; and (II) 1,574,971 shares of Common Stock issuable upon exercise of the Warrant because the Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.9% of the Common Stock. Without such blocker provisions, the Reporting Person may be deemed to beneficially own 10,561,670 shares of Common Stock.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 4,483,781.
(ii) Shared power to vote or to direct the vote: 0.
(iii) Sole power to dispose or to direct the disposition of: 4,483,781.
(iv) Shared power to dispose or to direct the disposition of: 0.
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding              Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: January 25, 2010

IROQUOIS CAPITAL MANAGEMENT LLC

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory